Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated February 9, 2011 PRICING SUPPLEMENT No. 70 dated February , 2011 (To Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

■  Quarterly interest payments

■  The per annum rate of interest payable on the notes will be reset quarterly and will be equal to 3 month LIBOR plus 1.00%, but in no event will be less than 2.00% per annum nor more than 7.00% per annum, for any quarterly interest period

■ Term of approximately 10 years

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	1.50%	98.50%
Total

(1)

The agent discount will not be more than 1.50%. In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $45.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $65.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

Investment Description

The Notes Linked to 3 Month LIBOR due March     , 2021 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

You should read this pricing supplement together with the accompanying prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek current income of at least 2.00% per annum;

¡

seek an investment with a per annum interest rate that will be reset quarterly and will be equal to 3 month LIBOR plus 1.00%, subject to the minimum interest rate of 2.00% per annum and the maximum interest rate of 7.00% per annum, for any quarterly interest period;

¡	understand that the interest rate on the notes will never be higher than 7.00% per annum regardless of how high 3 month LIBOR rises;

¡	understand that if 3 month LIBOR plus 1.00% is less than 7.00% per annum for any quarterly interest period, the cumulative interest rate for the year will be less than 7.00% per annum; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the rates provided by the notes;

¡	are unwilling to accept the credit risk of Wells Fargo; and

¡	prefer the certainty of investments with fixed coupons and with comparable maturities issued by companies with comparable credit ratings.

PRS-2

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

Terms of the Notes

Pricing Date:	, 2011

Issue Date:	March , 2011

Stated Maturity Date:	March , 2021

Interest Payment Dates:

Each March     , June     , September     , and December     , commencing June     , 2011, and at maturity. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include June     , 2011. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:

The interest rate that will apply during an interest period will be equal to 3 month LIBOR on the determination date for such interest period plus 1.00%, subject to the minimum interest rate and the maximum interest rate.

The “determination date” for an interest period will be two London banking days prior to the first day of such interest period. As a result, the interest rate for the first interest period will be determined two London banking days before the issue date.

“3 month LIBOR” means, for any determination date, the arithmetic mean of the offered rates for deposits in U.S. dollars having a 3 month maturity, commencing on the second London banking day immediately following that determination date that appear on the designated LIBOR page as of 11:00 a.m., London time, on that determination date, if at least two offered rates appear on the designated LIBOR page, provided that if the designated LIBOR page by its terms provides only for a single rate, that single rate will be used. The “designated LIBOR page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

If (i) fewer than two offered rates appear or (ii) no rate appears and the designated LIBOR page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for a 3 month period commencing on the second London banking day immediately following that determination date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that

PRS-3

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

Terms of the Notes (Continued)

determination date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, 3 month LIBOR determined on that determination date will be the arithmetic mean of those quotations.
If fewer than two quotations are provided, 3 month LIBOR will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on that determination date by three major banks in New York, New York selected by the calculation agent for loans in U.S. dollars to leading European banks, having a 3 month maturity and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.
If the banks so selected by the calculation agent are not quoting as set forth above, 3 month LIBOR on such determination date will be determined by the calculation agent in a commercially reasonable manner.

Minimum Interest Rate:	2.00% per annum

Maximum Interest Rate:	7.00% per annum

Tax Consequences:

We intend to treat the notes as subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. If the notes are properly treated as debt instruments subject to these rules, holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-8 for a more detailed discussion of the rules governing variable rate debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 1.50% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RCX7

PRS-4

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the accompanying prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will be based on the level of 3 month LIBOR, the interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed 7.00% per annum regardless of the level of 3 month LIBOR on any determination date. In addition, if 3 month LIBOR plus 1.00% is less than 7.00% per annum for any quarterly interest period, the cumulative interest rate for the year will be less than 7.00% per annum. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Inclusion Of The Agent Discount And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution and structuring and development costs. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which an agent or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by supply and demand of the notes, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. A change in a specific factor could have the following impacts on the value of the notes, assuming all other conditions remain constant. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	3 Month LIBOR. The value of the notes prior to maturity will be influenced by the current and projected levels of 3 month LIBOR.

PRS-5

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

Risk Factors (Continued)

•	Interest Rates. The value of the notes will be affected by changes in the interest rates in the U.S. market.

•	Time Remaining To Maturity. The value of the notes may be affected by the time remaining to maturity. As a result of a “time premium,” the notes may have a value above that which would be expected based on the level of interest rates and the level of 3 month LIBOR at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the level of 3 month LIBOR during the period prior to maturity of the notes. As the time remaining to the maturity of the notes decreases, this time premium will likely decrease and, depending on the level of 3 month LIBOR at such time, may adversely affect the value of the notes.

•	Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operation may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the level of 3 month LIBOR, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to and do not intend to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Potential Conflicts Of Interest Could Arise.

One of our affiliates will be the calculation agent for purposes of determining 3 month LIBOR in the event that 3 month LIBOR is not determined by reference to the designated LIBOR page or bank quotations. As a result, potential conflicts of interest may exist between the calculation agent and you. The calculation agent will exercise its judgment in good faith when performing its functions.

You May Be Required To Accrue Income In Excess Of The Stated Interest On The Notes.

If the notes are properly treated as debt instruments subject to the special rules governing variable rate debt instruments for United States federal income tax purposes, holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. However, it is possible that the notes may be classified as contingent payment debt instruments. If these rules apply to your notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods and any gain that you recognize upon the sale of the notes will generally be treated as ordinary income. See “United States Federal Income Tax Considerations.”

PRS-6

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

Historical LIBOR Information

The following graph sets forth 3 month LIBOR for each day in the period from January 1, 2001 to February 7, 2011. On February 7, 2011, 3 month LIBOR was 0.31%. The historical 3 month LIBOR set forth below should not be taken as an indication of 3 month LIBOR in the future.

PRS-7

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

United States Federal Income Tax Considerations

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments of amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be characterized and treated as debt instruments and should be subject to the special rules governing variable rate debt instruments for United States federal income tax purposes. Except as noted below under “Alternative Treatments,” the rest of this discussion assumes that the notes will be subject to these rules.

Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or

PRS-8

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

United States Federal Income Tax Considerations (Continued)

loss you recognize upon the sale, exchange or maturity of your notes should be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. If you are an initial holder, your adjusted tax basis should generally equal the price you paid for the notes.

If you purchase the notes at a price lower than the principal amount of the notes, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the principal amount of the notes, you will be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of such rules to you. The original issue price of your notes is equal to the principal amount of the notes.

Alternative Treatment. The Internal Revenue Service could assert that your notes should subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. Additionally, based on the “projected payment schedule” that would be determined pursuant to these rules, you would make adjustments to the amount of annual interest income recognized based on the difference between the actual amounts of interest received each year and the projected amounts. If these rules apply to your notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods. You would recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. In general, your adjusted tax basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes and decreased by the projected amount of any interest payments previously made to you with respect to the notes. Any gain you recognize upon the sale, exchange or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

If the notes are treated as contingent payment debt instruments and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such discount or excess would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in Treasury Regulations governing contingent payment debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, exchange, redemption or maturity of the notes, unless such gross

PRS-9

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

United States Federal Income Tax Considerations (Continued)

interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including amounts taken into income under the accrual rules described above and any gain from the sale or exchange of a note that is treated as interest for this purpose) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest (including original issue discount) on your notes is described in Section 881(C)(3)(A) of the Code; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest (including original issue discount or other amounts treated as interest) on the notes that is paid to you.

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the Internal Revenue Service all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns. Furthermore, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

PRS-10

Floating Rate Notes Notes Linked to 3 Month LIBOR due March , 2021

United States Federal Income Tax Considerations (Continued)

If you are a non-United States holder of notes, we must report annually to the Internal Revenue Service and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-11